Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the CDW Corporation 2013 Long-Term Incentive Plan and the CDW Corporation Coworker Stock Purchase Plan of our report dated March 8, 2013 (except for disclosure of the term loan refinancing as described in Note 20, as to which the date is May 17, 2013, and except for the disclosure of the common stock split as described in Note 20 and the reporting and display of earnings per share as described in Note 12, as to which the date is June 13, 2013) with respect to the consolidated financial statements and schedule of CDW Corporation included in its Registration Statement on Form S-1 (No. 333-187472), for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, IL

June 26, 2013